Cary Dickson
Chief Financial Officer and
Executive Vice President
A-Mark Precious Metals, Inc.
2121 Rosecrans Ave., Suite 6300
El Segundo, CA 90245
cdickson@amark.com

March 13, 2017
VIA EDGAR
Ms. Mara L. Ransom
Assistant Director
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:    A-Mark Precious Metals, Inc.
Form 10-K for Fiscal Year Ended June 30, 2016
Filed September 23, 2016
File No. 001-36347

Dear Ms. Ransom:
On behalf of A-Mark Precious Metals, Inc. (the “Company”), set forth below are the Company’s responses to your letter dated March 6, 2017 setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Form 10-K for the fiscal year ended June 30, 2016.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Our business is heavily dependent on our credit facility, page 7

1.	In future filings, please add disclosure about the risks inherent in the on-demand nature of your Trading Credit Facility.
The Company will add disclosure in future filings about the risks inherent in the on-demand nature of our Trading Credit Facility.

United States Securities and Exchange Commission
March 13, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 19

2.
Where changes in various line items of the components of net income are due to more than one factor, for example, selling, general, and administrative expenses, please revise future filings to separately quantify each material factor affecting each line item, to the extent practicable.

Where changes in various line items of the components of the Company’s net income are due to more than one factor, the Company will revise future filings to separately quantify each material factor affecting each line item, to the extent practicable.
---
If you have any questions or comments with respect to the above, please contact the undersigned at 310-319-0386.

Very truly yours,

/s/ Cary Dickson
Chief Financial Officer and Executive
Vice President

cc:	Greg Roberts, Chief Executive Officer
Scott Rosenblum, Kramer Levin Naftalis & Frankel LLP